SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated June 6, 2003

MEPC Limited

(Translation of Registrant’s Name into English)

Nations House

103 Wigmore Street

London W1H 9AB

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

Enclosure: MEPC Half Year Results – 31 March 2003

Interim Report – 31 March 2003

BUSINESS REVIEW

MEPC’s operational focus during the six months to March 2003 has been on the active management of its business parks and its factory outlet business.

The letting market in the business space sector has been generally weak, reflecting a sluggish economy and low levels of business investment. Our predominantly mixed use parks, situated outside London and benefiting from a wide spread of tenancies, have demonstrated strong defensive qualities. The factory outlet portfolio has held steady, helped by the relative strength of consumer expenditure.

Knight Frank’s six monthly valuation of our property assets showed an overall fall of 2.3% on last September’s values. Business Space (total assets £999 million) fell 2.7%, while the Outlet Centre valuation was flat. The component parts of the overall valuation reflected the investment market conditions that have prevailed for some time, namely strong demand for well let property, with prime yields steady or even moving in a fraction, while voids or undeveloped land have been heavily marked down. This latter element of the valuation, always the most volatile, will recover strongly as and when occupier demand picks up. There are no convincing signs of that at present, but we are confident that the quality and location of our parks will stand the business in good stead as demand eventually develops.

During the six months we took advantage of the strong investment market to sell £54 million of properties where we saw no further opportunity to add value. Since the half year end, we have also sold Uxbridge Park, for in excess of £69 million.

Details of the properties and of current developments (almost all pre-let) are on pages 12 to 14 below.

FINANCIAL REVIEW

Net income from properties in the six months ended 31 March 2003 was £26.0 million, down on the previous year reflecting property sales largely in the previous year.

The share of operating profit from joint ventures also fell reflecting the Company’s interest in the retail joint venture with Westfield having been sold in September 2002. The disposal of our interest in this joint venture also led to a reduction in finance costs as we no longer suffer our share of the joint ventures financing costs.

An interim dividend of £320 million was paid on 3 December 2002. This was partially financed by a £220 million repayment of loans previously made to Leconport Estates.

Shareholders funds at 31 March 2003 amounted to £1,675.4 million reflecting the payment of the interim dividend, the small revaluation deficit and the profit for the period. Treating loans to Leconport Estates as a reduction in shareholders funds would give adjusted shareholder’s funds of £369.8 million.

The acquisition on 17 February 2003 by Hermes, on behalf of its clients, of the 50% interest in Leconport Estates previously owned by GE Real Estate triggered payment by the Company of amounts previously accrued under the participation and supplementary bonus plan established at the time of Leconport Estates acquisition of the Company.

Financing and Treasury

Our objective continues to be to use our financial capacity in support of our property strategy to maximise shareholder return within a prudent and efficient and flexible capital structure.

At 31 March net debt was £733.3 million and gearing was 44%. Pro-forma gearing if the loans to Leconport are treated as a reduction of shareholders funds was 198%. The loans to Leconport are repayable on MEPC giving fourteen days notice or at maturity if not repaid earlier. Interest is received on them quarterly in arrears.

During the period we repurchased in the market £38.4 million of bonds and $5.2 million of QUIPS.

MEPC has a centralised treasury function that operates under policies set by the board. Its objectives are to meet the financing needs of the business in a proactive and cost effective manner whilst maintaining a prudent and efficient financial structure.

MEPC Interim Report to 31 March 2003 Page 1

The average cost of our borrowings at 31 March 2003 was 9.5% and their weighted average maturity was 8 years. The group also had undrawn committed bank facilities of £275 million.

MEPC uses interest rate swaps and options to manage existing exposures to movements in interest rates units underlying net debt. Following the sale of its overseas assets the group has little foreign exchange exposure arising from its operations. Currency swaps are used to remove any currency exposures arising from non-Sterling borrowings.

Counterparty risk that arises from credit exposures to institutions is carefully monitored and controlled by the use of approved credit limits.

Post Balance Sheet Events

Since 31 March £69 million has been received from the disposals referred to within note 12. These proceeds have been utilised to reduce net debt.

Bond issues totalling approximately £149 million matured in April and May and these were repaid using previously undrawn committed bank facilities.

MEPC Interim Report to 31 March 2003 Page 2

Group profit & loss account

	Note	Unaudited Six months to 31 March 2003	Unaudited Six months to 31 March 2002	Audited Year to 30 September 2002
		£m	£m	£m
Group turnover

Gross rental income and other charges		41.7	67.9	126.0
Relative to joint ventures		(2.8)	(19.2)	(38.5)

	2	38.9	48.7	87.5

Net income from properties	2	26.0	32.1	60.8
Administrative expenses	9	(3.5)	(3.4)	(6.8)

Operating profit		22.5	28.7	54.0
Share of operating profit in joint ventures		2.1	13.7	25.8
Other income		0.7	1.5	1.4
Net (losses)/gains on fixed asset disposals	3	(2.3)	(1.6)	5.8

Profit on ordinary activities before finance and taxation		23.0	42.3	87.0
Cost of finance (net)	4	(12.9)	(19.4)	(36.2)

Profit on ordinary activities before taxation		10.1	22.9	50.8
Taxation on profit on ordinary activities	5	2.3	3.2	17.7

Profit on ordinary activities after taxation		12.4	26.1	68.5
Minority interests

Equity		(0.3)	(0.2)	(0.5)
Non-equity		(5.5)	(6.0)	(11.8)

		(5.8)	(6.2)	(12.3)

Profit attributable to ordinary shareholders		6.6	19.9	56.2
Interim dividend on ordinary shares		(320.0)	—	—

Retained (loss)/profit		(313.4)	19.9	56.2

Note : The Group’s results for all periods presented derive from continuing operations

MEPC Interim Report to 31 March 2003 Page 3

Summarised Group balance sheets

	Note	Unaudited As at 31 March 2003	Unaudited As at 31 March 2002	Audited As at 30 September 2002
		£m	£m	£m
Fixed assets
Investment and development properties	6	1,153.7	1,267.1	1,220.9
Other tangible fixed assets		2.4	2.9	3.1
Joint ventures	7

Share of gross assets		73.6	464.6	78.4
Share of gross liabilities		(55.7)	(326.5)	(55.3)

		17.9	138.1	23.1
Other fixed asset investments		24.3	48.1	43.7

		1,198.3	1,456.2	1,290.8

Other assets & liabilities
Loans to immediate parent company –
Leconport Estates	8	1,305.6	1,375.1	1,500.4
Deferred taxation	5	68.3	52.1	66.5
Other debtors		47.2	56.5	62.2
Other creditors	9	(82.6)	(181.9)	(163.8)

		1,338.5	1,301.8	1,465.3

Total capital employed		2,536.8	2,758.0	2,756.1

Net debt

Loan capital and bank overdrafts	10	(739.1)	(718.9)	(686.3)
Cash and short term deposits		5.8	72.2	75.3

		(733.3)	(646.7)	(611.0)
Minority interests

Equity		(10.0)	(8.2)	(9.4)
Non-equity	11	(118.1)	(125.1)	(120.7)

		(128.1)	(133.3)	(130.1)

		1,675.4	1,978.0	2,015.0

Capital and reserves
Equity shareholders’ funds
Ordinary share capital		105.8	105.8	105.8
Reserves		1,569.6	1,872.2	1,909.2

Total equity shareholders’ funds		1,675.4	1,978.0	2,015.0

MEPC Interim Report to 31 March 2003 Page 4

Other primary statements

	Unaudited Six months to 31 March 2003	Unaudited Six months to 31 March 2002	Audited Year to 30 September 2002
	£m	£m	£m
Statement of total recognised gains and losses
Profit for the period	6.6	19.9	56.2
Net (deficit)/surplus on revaluation after adjustment for minorities:
Properties	(26.4)	2.7	3.5
Joint ventures	0.1	7.8	7.7
Currency translation movements	0.1	(0.2)	(0.2)

Total recognised gains and losses for the period	(19.6)	30.2	67.2

Note of historical cost profits and losses
Profit on ordinary activities before taxation	10.1	22.9	50.8
Realisation of property revaluation surpluses and deficits in prior years	(10.2)	6.7	56.5
Amortisation charge (difference between historic cost and revalued amount)	0.1	0.1	0.3

Historical cost profit on ordinary activities before taxation	—	29.7	107.6

Historical cost (loss)/profit retained after tax, minorities and dividends	(323.5)	26.7	113.0

Reconciliation of movements in shareholders’ funds
Opening shareholders’ funds	2,015.0	1,947.8	1,947.8

Property revaluation adjustments	(26.3)	10.5	11.2
Currency translation movements	0.1	(0.2)	(0.2)
Profit attributable to ordinary shareholders	6.6	19.9	56.2
Interim dividend paid to ordinary shareholders	(320.0)	—	—

Movements in shareholders’ funds	(339.6)	30.2	67.2

Closing shareholders’ funds	1,675.4	1,978.0	2,015.0

MEPC Interim Report to 31 March 2003 Page 5

Summarised Group cash flow statement

	Unaudited Six months to 31 March 2003	Unaudited Six months to 31 March 2002	Audited Year to 30 September 2002
	£m	£m	£m
Operating profit	22.5	28.7	54.0
Other non-cash movements	1.9	—	(2.1)
Sundry income	0.7	1.5	0.7
Other movements arising from operations:
Debtors	4.6	14.2	12.6
Payment of supplementary bonus and related NIC	(67.8)	—	—
Other creditors	(0.2)	(5.4)	(5.7)

Net cash (outflow)/inflow from operating activities	(38.3)	39.0	59.5
Dividends from joint ventures	—	—	0.2
Net cash outflow from returns on investments and servicing of finance	(16.1)	(22.4)	(36.5)
Taxation received	0.3	1.9	1.4
Net cash inflow/(outflow) on capital expenditure and financial investments

Loans to ultimate parent company	194.8	(193.5)	(318.8)
Acquisition and development of properties	(27.8)	(81.7)	(110.5)
Disposal of properties	62.3	238.7	306.6
Joint ventures and other fixed assets	25.9	(0.6)	120.2

	255.2	(37.1)	(2.5)
Interim dividend paid on ordinary shares	(320.0)	—	—
Net cash inflow/(outflow) from management of liquid resources and financing:

Investment in term deposits	70.0	132.0	127.8
Financing	49.4	(109.4)	(147.0)

	119.4	22.6	(19.2)

Increase in cash	0.5	4.0	2.9

Reconciliation of movement in cash to movement in net debt

Increase in cash	0.5	4.0	2.9
(Increase)/decrease in loan capital	(52.5)	106.4	139.7
Decrease in liquid resources	(70.0)	(132.0)	(127.8)

Change in net debt from cash flows	(122.0)	(21.6)	14.8
Other non-cash items	(0.3)	(0.3)	(1.0)

Movement in net debt for the period	(122.3)	(21.9)	13.8
Opening net debt	(611.0)	(624.8)	(624.8)

Closing net debt	(733.3)	(646.7)	(611.0)

MEPC Interim Report to 31 March 2003 Page 6

Notes to the interim financial statements

1. Basis of preparation and accounting policies

(a)	The financial information contained in this report does not constitute full statutory accounts within the meaning of section 240 of the Companies Act 1985. The abridged accounts for the year ended 30 September 2002 are a restated extract from the accounts for that year which have been reported on by the company’s auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

(b)	The accounting policies applied during the period are consistent with those applied in the preparation of the financial statements for the year ended 30 September 2002.

(c)	Translation rates used for the conversion of major non-sterling based currencies were:

	£1 equivalent as at 31.3.03	£1 equivalent as at 31.3.02	£1 equivalent as at 30.9.02
American dollar (US$)	1.58	1.42	1.57
Euro	1.45	1.64	1.59

2. Turnover / Net income from properties

	Unaudited Six months to 31 March 2003	Unaudited Six months to 31 March 2002	Audited Year to 30 September 2002
	£m	£m	£m
Gross rental income	33.5	42.4	77.0
Other property income	2.6	—	2.5
Recoveries from tenants	2.8	6.3	8.0

Gross rental income and other charges	38.9	48.7	87.5
Ground rents	(0.2)	(0.2)	(0.3)
Leasehold amortisation	(0.2)	(0.3)	(0.4)
Other property outgoings	(12.5)	(16.1)	(26.0)

Net income from properties (all from UK)	26.0	32.1	60.8

Share of joint ventures’ turnover (all from UK)	2.8	19.2	38.5

3. Net (losses)/gains on fixed asset disposals

Net (losses)/gains on disposal of fixed assets, calculated by reference to book value at the date of disposal, arose as follows:

	Unaudited Six months to 31 March 2003	Unaudited Six months to 31 March 2002	Audited Year to 30 September 2002
	£m	£m	£m
Disposal of properties	(0.7)	0.3	6.4
Other fixed asset investments	(1.6)	(1.3)	(0.5)
Share of joint ventures’ net losses on fixed asset disposals	—	(0.6)	(0.1)

	(2.3)	(1.6)	5.8

MEPC Interim Report to 31 March 2003 Page 7

4. Cost of finance (net)

	Unaudited Six months to 31 March 2003	Unaudited Six months to 31 March 2002	Audited Year to 30 September 2002
	£m	£m	£m
Finance costs	32.8	38.4	74.1
Costs of repurchasing bonds	4.3	1.8	2.2
Interest capitalised to cost of properties	(0.4)	(5.3)	(6.3)

	36.7	34.9	70.0
Interest income on loans to immediate parent company – Leconport Estates	(23.7)	(25.3)	(50.4)
External interest income	(2.1)	(1.3)	(5.4)

	10.9	8.3	14.2
Share of joint ventures’ finance costs	2.0	11.1	22.0

	12.9	19.4	36.2

5. Taxation / Deferred taxation

	Unaudited Six months to 31 March 2003	Unaudited Six months to 31 March 2002	Audited Year to 30 September 2002
	£m	£m	£m
Taxation credit in profit and loss account
United Kingdom corporation tax at 30.0%	—	(0.3)	(0.4)
Overseas taxation	0.1	4.7	5.3
Share of joint ventures’ taxation	0.4	0.1	(0.3)

Total current tax	0.5	4.5	4.6

United Kingdom deferred taxation on timing differences in respect of:
Potential clawback of capital allowances	—	(3.0)	3.7
Losses and other timing differences	1.8	1.7	9.4

Total deferred taxation (see below)	1.8	(1.3)	13.1

Total taxation credit	2.3	3.2	17.7

Factors affecting tax credit for period
Profit on ordinary activities before taxation multiplied by tax at the UK standard rate of 30%	(3.0)	(6.9)	(15.4)
Effects of:
Capital allowances	—	2.4	3.8
Losses utilised and other timing differences	(1.8)	(1.7)	6.1
Permanent differences	(1.8)	3.1	(5.0)
Group relief from parent	7.1	7.6	15.1

Total current taxation	0.5	4.5	4.6

Deferred taxation in balance sheet
Balance at start of period	66.5	53.4	53.4
Transfer to profit and loss account (see above)	1.8	(1.3)	13.1

Balance at end of period	68.3	52.1	66.5

Comprising:
Potential clawback of capital allowances	(18.0)	(24.7)	(18.0)
Losses and other timing differences	86.3	76.8	84.5

MEPC Interim Report to 31 March 2003 Page 8

5. Taxation / Deferred taxation (continued)

The taxation credit in the profit and loss account includes £nil (interim 02: £nil; full year 02: £nil) in relation to taxation on fixed asset disposals.

Unprovided taxation in respect of capital gains, which might become payable if the investment and development properties were sold at the net amount at which they are stated in the financial statements is estimated at a maximum of £84m (31 March 02: £91m; 30 September 02: £88m).

6. Properties

	Freehold	Long Leasehold	Short Leasehold	Total
	£m	£m	£m	£m
1 October 2002	1,134.1	81.0	5.8	1,220.9
Additions	13.3	(0.1)	—	13.2
Disposals	(54.0)	—	—	(54.0)

	1,093.4	80.9	5.8	1,180.1
Net (deficit)/surplus on revaluation	(28.2)	1.7	0.1	(26.4)

31 March 2003	1,065.2	82.6	5.9	1,153.7

Investment and development properties (with the exceptions noted below) were valued at 31 March 2003, on the basis of “open market value” as defined in the RICS Appraisal and Valuation Manual issued by the Royal Institution of Chartered Surveyors, by Messrs Knight Frank as external valuers. The external valuation was £1,176.7m. The book value of investment and development properties totalling £1,153.7m is stated after reclassifying £23.0m of lease incentives under debtors in accordance with UITF 28.

The historical cost of properties was £891.1m. Development properties amount to £22.5m.

7. Investments in joint ventures

£m
1 October 2002	23.1
Repayments	(5.8)
Share of profits	0.5
Share of surplus on revaluation	0.1

31 March 2003	17.9

At 31 March 2003 the Group’s investment in joint ventures comprised:

Name	Participation	Share of borrowings
City Link (Cardiff) Limited	50%	£24.4m
Metropolitan & Capital Properties Limited	50%	—
Prestbury Capital Ventures Limited	50%	£26.6m

All the joint ventures are engaged in property investment, development and related services. All the external borrowings of the joint ventures have been undertaken without recourse to the Group. In aggregate, £28.3m of the Group’s share of properties held by joint ventures have not been valued at 31 March 2003. In the opinion of the directors the open market value of these properties is not less then their carrying value. The Group’s investments in joint ventures comprise £63.0m in fixed assets, £10.6m in current assets, £4.7m in liabilities due within one year and £51.0m in liabilities due after one year.

At 31 March 2003 there were no trading balances between the Group and any joint venture.

MEPC Interim Report to 31 March 2003 Page 9

8. Loans to immediate parent company – Leconport Estates

The movement in the balance during the period was as follows:

£m
1 October 2002	1,500.4
Drawdowns	25.2
Repayment to partially finance interim dividend paid on 3 December 2002	(220.0)

31 March 2003	1,305.6

The balance now represents utilisation of £780 million of a £1billion 5 year facility established on 28 November 2000, full utilisation of a £250m 5 year facility established on 30 April 2001 and utilisation of £275.6m of a £300m 5 year facility established on 30 October 2001. All amounts lent under these facilities carry interest payable quarterly in arrears and are repayable on 14 days notice to Leconport Estates. These loan facilities are deemed to be financial assistance under s.151 of the Companies Act and have therefore been subject to the required declarations. Following the announcement on 17 February 2003 that Hermes had acquired, on behalf of its clients, the 50% interest in Leconport Estates previously held by GE Real Estate, MEPC Limited’s ultimate parent company is now Caduceus Estates Limited.

9. Other creditors / Supplementary bonus plan

A participation and supplementary bonus plan was established at the time of acquisition of the Company’s shares by Leconport Estates in 2000. Of the total potentially payable under the plan, £2.8m (including employers national insurance) had been paid up to 30 September 2002 and full accrual of the remaining maximum liability under the plan of £70m (including employers national insurance contributions) was included in other creditors on the balance sheet. Payment of the full balance of £70m (including employers national insurance contributions) was triggered following the announcement on 17 February 2003 that Hermes had acquired, on behalf of its clients, the 50% interest in the Company previously held by GE Real Estate and by the achievement of the requisite performance targets under the terms of the plan.

10. Loan capital and bank overdrafts

	Unaudited As at 31 March 2003	Audited As at 30 September 2002
	£m	£m
Repayment analysis
Less than one year or on demand	220.2	212.3
In more than one year but less than two years	140.5	45.9
In more than two years but less than five years	195.0	226.0
In more than five years	183.4	202.1

	739.1	686.3

Interest rate profile
Up to 6%	100.0	(75.0)
6% to 10%	697.4	699.1
10% to 12.5%	(12.2)	(8.1)
At variable rates of interest	(46.1)	70.3

	739.1	686.3

The above analysis reflects the effect of interest rate derivatives in place at the respective balance sheet dates. All borrowings denominated in foreign currencies have been swapped into sterling using currency derivatives.

MEPC Interim Report to 31 March 2003 Page 10

10. Loan capital and bank overdrafts (continued)

Fair values of financial assets and liabilities

	Unaudited 31/3/03			Audited 30/9/02
	Book value	Fair value	Fair value adjustment	Book value	Fair value	Fair value adjustment
	£m	£m	£m	£m	£m	£m
Net Debt
Loan capital and borrowings	744.0	843.4	99.4	691.9	808.3	116.4
Currency swaps	(4.9)	(5.0)	(0.1)	(5.6)	(7.1)	(1.5)
Interest rate swaps	—	(37.2)	(37.2)	—	(40.8)	(40.8)
Cash and short term deposits	(5.8)	(5.8)	—	(75.3)	(75.3)	—

Total net debt	733.3	795.4	62.1	611.0	685.1	74.1

Fair value adjustment after tax			43.5			51.9

Non-equity minority interests
QUIPS including currency swaps	118.1	101.1	(17.0)	120.7	98.4	(22.3)

Fair value adjustment after tax			(11.9)			(15.6)

Total fair value adjustment after tax			31.6			36.3

Fair value has been calculated independently and is based on market values at the respective balance sheet dates. Debtors and creditors falling due after more than one year not reflected in the above analysis are not financial assets or liabilities. The directors consider that the fair value of other fixed asset investments and loans to the ultimate parent company is equal to their book value.

11. Non-equity minority interests

Non-equity minority interests represent the outstanding capital, net of unamortised costs, of the QUIPS preference shares issued in September 1995 through MEPC International Capital, L.P, a special purpose limited partnership which is non-credit supported. The QUIPS have been structured to provide a guarantee by MEPC Limited such that the holders are effectively in the same position as holders of preference shares with respect to payment of dividends and amounts payable upon liquidation, dissolution and winding-up. The capital outstanding and the dividends payable are, therefore, classified as non-equity minority interests on both the balance sheet and the profit and loss account. Details of the fair value of the QUIPS and currency derivatives hedging the issue are disclosed in note 10.

12. Post balance sheet events

On 8 April 2003, the sale of our remaining interest in Uxbridge Park, Uxbridge was completed. The net sale proceeds were £69 million, which was not materially different from the carrying value at 31 March 2003.

MEPC Interim Report to 31 March 2003 Page 11

Portfolio analysis at 31 March 2003

Portfolio value by location

	Business Space £m	Outlet Centres £m	Total £m	%
South East England	736.7	—	736.7	63
Rest of UK	262.7	177.3	440.0	37

Total value (note)	999.4	177.3	1,176.7	100

Percentages	85	15	100

The total value of properties above has been included in the balance sheet at 31 March 2003 as £1,153.7m under investment and development properties and £23.0m under debtors.

Underlying valuation change in six months to 31 March 2003

Total %
Business Space	(2.7)
Outlet centres	(0.1)
All investment and development properties	(2.3)

Other key statistics

		Business Space	Outlet Centres	Total Portfolio
Estimated Rental Value (ERV)	£m	78	15	93
Rent roll – net of ground rents	£m	63	15	78
Net reversionary potential (note 1)%		4.1	0	3.3
Rent roll subject to breaks and expiries within 5 years (note 2)	£m	22	8	30
Number of tenancies	No.	707	210	917
Average lease length (note 3)	Yrs	9.2	3.8	8.5
Occupancy rate (note 4)%		84	99	86
Running yield (note 5)%		7.0	8.9	7.3

1	Excess of ERV over rent roll for occupied space
2	Includes all rent subject to a break at the tenant’s option and all turnover rents.
3	Lease length is measured only to the first break at the tenant’s option where applicable
4	Calculated as rent roll/ (rent roll + ERV of unoccupied space)
5	Rent roll net of ground rents/book value of investment properties only

Gross rental income and other charges by sector and location

	Business Space £m	Other £m	Total £m	%
South East England	23.5	—	23.5	61
Rest of UK	8.8	6.6	15.4	39

	32.3	6.6	38.9	100

Percentages	83	17	100

MEPC Interim Report to 31 March 13 2003 Page 12

Development programme as at 31 March 2003

Authorised development programme

The authorised development programme comprises those projects that are in progress or where authority has been given to proceed. Where development is phased, only those phases authorised to proceed are included. At 31 March 2003, there were 4 separate projects with an estimated value on completion of circa £53m. Total anticipated rental income from the programme is £4.1m, of which 80% is covered by agreements for letting.

Project	Description	Estimated completion	Lettings agreed
Granta Park, Abington, Nr Cambridge	2,400 sq m let to Ribotargets.	Summer 2003	100%
Milton Park, Abingdon, Nr Oxford	6,200 sq m let to Evotec.	Summer 2003	100%
Clarks Village, Street	1,900 sq m phase 6 extension.	Summer 2003	67%
The Yorkshire Outlet, Doncaster	1,500 sq m extension and refurbishment	Summer 2003	74%

Sites held for future development

The future developable area at our business park assets, totalling 436,400 sq m, is detailed in the property list on the following page. These are sites that MEPC already owns and upon which we have or expect to obtain planning permission. The aggregate estimated end value of these sites when fully developed is over £720m. In addition MEPC controls a further 265 hectares of land which has the potential, over time, to facilitate further expansion of our business park assets.

The figures above do not include the potential that exists at several of our business parks for the continued replacement of older low value buildings with larger and more valuable assets.

Developments completed and transferred to the investment portfolio since 30 September 2002

Since 30 September 2002 the following projects were transferred to the investment portfolio at an aggregate investment value of £5m.

Project	Description	Lettings agreed
Birchwood Park, Warrington	2,400 sq m offices let to NNC and a 600 sq m Creche.	100%
(2 projects)

MEPC Interim Report to 31 March 2003 Page 13

Property list as at 31 March 2003

Property	Net lettable area (sq m)	Net area in development (sq m)	Future developable/ lettable area	Tenure	Type	Number of tenants	Vacancy %
BUSINESS SPACE

Axis Park	8,900	—	—	Freeh’d	Office	1	40
Langley, Nr Heathrow					Park

Birchwood Park	106,200		21 ha /	Freeh’d	Mixed Use	121	16
Warrington			65,000 sq m

Callaghan Square	12,900	—	3 ha /	Freeh’d	Office	1	32
Cardiff			31,200 sq m		Park

Chineham Park	73,000	—	6 ha /	Freeh’d	Office	57	23
Basingstoke			30,000 sq m		Park

Granta Park	35,500	2,400	2 ha /	Freeh’d	Science	21	—
Abington, Nr Cambridge			4,900 sq m		Park

Hillington Park	181,200	—	26 ha /	Freeh’d	Mixed Use	259	19
Glasgow			90,700 sq m

Leavesden Park	64,000	—	18 ha /	Freeh’d	Office	4	63
Nr Watford			104,800 sq m		Park

Manston Park	—	—	—	Freeh’d	Industrial	—	—
Thanet, Kent					Land

Milton Park	365,300	6,200	7 ha /	Freeh’d	Mixed Use	234	8
Abingdon, Nr Oxford			29,700 sq m

South Marston Park	8,500	—	19 ha /	Freeh’d	Industrial	1	99
Swindon			80,100 sq m		Park

Uxbridge Park	23,500	—	—	Freeh’d	Mixed Use	8	—
Uxbridge

			102 ha /
BUSINESS SPACE TOTAL	879,000	8,600	436,400 sq m			707	16

OUTLET CENTRES

Atlantic Village	9,000	—		Freeh’d	Outlet	37	4
Bideford					Centre

Clarks Village	17,100	1,900		Leaseh’d	Outlet	71	—
Street				99.9%	Centre

K Village	2,500	—		Freeh’d	Outlet	15	—
Kendal					Centre

Royal Quays Outlet Centre	12,700	—		Freeh’d	Outlet	56	2
North Shields					Centre

The Yorkshire Outlet	11,800	1,500		Freeh’d	Outlet	31	2
Doncaster					Centre

OUTLET CENTRE TOTAL	53,100	3,400				210	1

GRAND TOTAL	932,100	12,000				917	14

MEPC Interim Report to 31 March 2003 Page 14

Independent review report by KPMG Audit Plc to MEPC Limited

Introduction

We have been instructed by the company to review the financial information set out on pages 3 to 11 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purposes. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors have decided that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual report in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review having regard to the guidance contained in Bulletin 1999/4:Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2003.

KPMG Audit Plc

Chartered Accountants

London

29 May 2003

MEPC Interim Report to 31 March 2003 Page 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEPC Limited

Date:	June 6, 2003	By:	/s/ Stephen East
		Name:	Stephen East
		Title:	Finance Director